EXHIBIT 2


Media contact:
Michael Moser
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Vincent Hannity
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FOR IMMEDIATE RELEASE:  March 6, 2000


       BOISE CASCADE INCREASES PROPOSED PRICE TO $16.50 PER SHARE FOR
          MINORITY PUBLIC SHARES OF BOISE CASCADE OFFICE PRODUCTS

         BOISE, Idaho -- Boise Cascade Corporation (NYSE:BCC) announced today that it has made a proposal to the special committee of the board of directors of Boise Cascade Office Products Corporation (NYSE:BOP) to acquire the minority public shares of BOP for $16.50 per share in cash. This represents a significant increase over the initial proposal of $13.25 per share, which was reported on December 1, 1999, and subsequently rejected by the special committee of BOP.

         Boise Cascade's chairman of the board and chief executive officer George J. Harad said, " We view the acquisition of BOP's minority shares as an attractive investment that is consistent with our focus on growing our distribution businesses. We expect the proposed transaction to enhance Economic Value Added over time."

         The proposed transaction is contingent on obtaining the approval of the special committee and BOP's full board of directors. It is also subject to approval by Boise Cascade's board of directors.

         In a letter to James G. Connelly, III, chairman of the special committee, Harad stated, "I want to emphasize that we are not prepared to pay more than $16.50 per share. We believe very strongly that this price is more than fair to the BOP shareholders. Paying a price above that amount would not be in the best interests of Boise Cascade shareholders."

        Boise Cascade Corporation, headquartered in Boise, Idaho, is a major distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products. The company also owns and manages over 2 million acres of timberland in the United States. Visit the Boise Cascade web site at www.bc.com.

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